Exhibit 99.71

ImmunoPrecise Collaborates with the NIH and Integrated Biotherapeutics to Study the Structural Details of Antibodies with Therapeutic Potential to Treat or Prevent Coronavirus Disease 2019 (COVID-19)

VICTORIA, BC, June 4, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF), a provider of best-in-class therapeutic antibody discovery capabilities for the global industry, today announced it is collaborating, pursuant to an agreement dated May 14, 2020, in a multi-company effort with the laboratory of Dr. Frederick Dyda at the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) at the National Institutes of Health (NIH), and Dr. M. Javad Aman at Integrated Biotherapeutics (IBT), to better understand the molecular binding interactions of potential therapeutic antibody candidates resulting from IPA’s SARS-CoV-2 programs aimed at treating or preventing COVID-19.

This research consortium unites three reputable teams for lead antibody characterization, using Cryogenic Electron Microscopy (Cryo-EM) to determine the structural details of antibodies bound to the spike protein from the SARS-CoV-2 virus. IBT will provide the well-characterized trimeric spike protein ectodomain and the receptor binding domain (RBD) against which IPA’s antibodies will be characterized using Cryo-EM performed in Dr. Dyda’s laboratory.

Cryo-EM is a microscopy technique that uses an electron beam as its primary energy source (instead of a light beam), which allows for much greater resolution and magnification than with a traditional microscope and is emerging as a mainstream technique in structural biology. An initial cooling of the sample to cryogenic temperatures enables determination of the macromolecular structures under analysis, in this case, the atomic resolution that can be used to elucidate the precise epitopes targeted by IPA’s antibodies in their molecular binding interactions with the SARS-CoV-2 spike protein. The data will shed light on the Company’s understanding of how their lead candidate antibodies neutralize the virus that is causing COVID-19.

“The tripartite collaboration will deliver detailed, molecular-level understanding of how our lead antibodies interact with and neutralize the pathogenic SARS-CoV-2 spike protein”, stated Yasmina Abdiche, CSO of ImmunoPrecise. “This information is critical in elucidating their mechanism of action and informing their combination into therapeutic cocktails that aim to provide potent and long-lasting protection against COVID-19 and emerging virus variants.”

“We welcome this synergistic collaboration with ImmunoPrecise and the NIH towards delineation of critical sites of vulnerability in the SARS-CoV-2 that can lead to development of safe and effective immunotherapies for COVID-19”, added M. Javad Aman, President and CSO of IBT.

Dr. Dyda has a PhD from the University of Pittsburgh. He is a senior investigator at the Laboratory of Molecular Biology of the NIDDK and studies molecular details of macromolecules by producing high resolution images (Cryo-EM) to look at changes in protein structure using high-resolution images, as these usually relate to the function of the protein. He is an avid publisher in top-tier peer-reviewed journals such as Cell and Nature.

Dr. Aman has a PhD from Johannes Gutenberg-Universitat Mainz and did his Post-doc at NIH and the University of Virginia. He leads Integrated Biotherapeutics, a well-respected technology company in Maryland, and serves there as President and CSO. He leads their scientific programs and specializes in viral and bacterial diseases, with over 110 peer-reviewed publications.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain COVID-19 (or SARS-CoV-2) at this time.

About Dyda Lab

Dr. Dyda’s laboratory applies experimental structural biology to provide atomic-level mechanistic understanding of how protein-protein and protein-DNA complexes are regulated, using X-ray crystallography and cryo-EM as complementary tools. In particular, the researchers are investigating how the movement of mobile genetic elements, such as transposons, is controlled. This happens in several contexts which interests the laboratory, such as DNA transposition and the integration of viral DNA into host cell chromosomes. For more information visit https://www-mslmb.niddk.nih.gov/dyda/people.html

The research described here is conducted in part by the Division of Intramural Research at the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) of the National Institutes of Health. The content in this release is the sole responsibility of the authors and does not necessarily represent the official views or imply endorsement of the National Institutes of Health.

About Integrated Biotherapeutics

IBT is a biotechnology company focused on the discovery of novel vaccines and therapies for emerging infectious diseases with a pipeline that includes promising product candidates for bacterial and viral infections including vaccines for Staphylococcal infections, unique pan-filovirus immunotherapeutics and vaccines, and a variety of other product candidates for emerging pathogens. Located in Rockville, MD, IBT has a close working relationship with United States Government agencies including the National Institute of Allergy and Infectious Diseases (NIAID/NIH). National Cancer Research Institute (NCI), Department of Defense (DOD), United States Army Medical Research Institute of Infection Diseases (USAMRIID) as well as many biotechnology and pharmaceutical companies and academic laboratories. For more information, visit www.integratedbiotherapeutics.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise considering its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 04-JUN-20